Industry Canada	Industrie Canada

Certificate	Certificat
of Amendment	de modification

Canada Business	Loi canadienne sur
Corporations Act	les sociétés par actions

FORBES MEDI-TECH INC.	388768-5

Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the articles of the	Je certifie que les statuts de la société
above-named corporation were amended:	susmentionnée ont été modifiés:

a) under section 13 of the Canada	___ a) en vertu de l'article 13 de la Loi
Business Corporations Act in	canadienne sur les sociétés par
accordance with the attached notice;	actions, conformément à l'avis ci-joint;
b) under section 27 of the Canada	_X_ b) en vertu de l'article 27 de la Loi
Business Corporations Act as set out in	canadienne sur les sociétés par
the attached articles of amendment	actions, tel qu'il est indiqué dans les
designating a series of shares;	clauses modificatrices ci-jointes
désignant une série d'actions;
c) under section 179 of the Canada	_X_ c) en vertu de l'article 179 de la Loi
Business Corporations Act as set out in	canadienne sur les sociétés par
the attached articles of amendment;	actions, tel qu'il est indiqué dans les
clauses modificatrices ci-jointes;
d) under section 191 of the Canada	___ d) en vertu de l'article 191 de la Loi
Business Corporations Act as set out in	canadienne sur les sociétés par
the attached articles of reorganization;	actions, tel qu'il est indiqué dans les
clauses de réorganisation ci-jointes;

October 26, 2005 / le 26 octobre 2005
Richard G. Shaw	Date of Amendment - Date de modification
Director - Directeur